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                                                                                              EXHIBIT 12
                         COLUMBUS SOUTHERN POWER COMPANY
              Computation of Consolidated Ratios of Earnings to Fixed Charges
                             (in thousands except ratio data)
                                                                     Year Ended December 31,
                                                       1994      1995       1996      1997      1998
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . .     $68,471  $ 66,811    $59,711   $55,156  $ 47,323
  Interest on Other Long-term Debt. . . . . . . .      10,221     8,829     12,125    15,525    23,594
  Interest on Short-term Debt . . . . . . . . . .         817     1,328      2,400     5,104     3,493
  Miscellaneous Interest Charges. . . . . . . . .       4,566     4,657      4,374     4,729     4,459
  Estimated Interest Element in Lease Rentals . .       3,700     4,100      4,600     4,100     5,300
       Total Fixed Charges. . . . . . . . . . . .     $87,775   $85,725    $83,210   $84,614   $84,169

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . .    $109,845  $110,616   $107,108  $119,379  $133,044
  Plus Federal Income Taxes . . . . . . . . . . .      49,838    58,648     60,302    69,760    71,202
  Plus State Income Taxes . . . . . . . . . . . .           1         7         11         6         3
  Plus Fixed Charges (as above) . . . . . . . . .      87,775    85,725     83,210    84,614    84,169
       Total Earnings . . . . . . . . . . . . . .    $247,459  $254,996   $250,631  $273,759  $288,418

Ratio of Earnings to Fixed Charges. . . . . . . .        2.81      2.97       3.01      3.23      3.42
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